EXHIBIT 12.1
MSX INTERNATIONAL, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	FISCAL YEAR ENDED
	December 31,	January 1,		January 2,	December 28,		December 29,
	2006	2006		2005	2003		2002
Earnings (loss) before income taxes and fixed charges:
Income (loss) from continuing operations before income taxes	$6,307	$(802)		$4,428	$(24,211)		$(15,985)

Add interest on indebtedness, net	24,373	29,415		26,463	22,030		22,214
Add amortization of debt expense	5,115	4,628		4,345	6,574		1,737
Add estimated interest factor for rentals	4,302	4,995		4,717	9,228		5,957

Earnings (loss) before income taxes and fixed charges	$40,097	$38,236		$39,953	$13,621		$13,923

Fixed Charges:
Interest on indebtedness	$24,373	$29,415		$26,463	$22,030		$22,214
Amortization of debt expense	5,115	4,628		4,345	6,574		1,737
Estimated interest factor for rentals	4,302	4,995		4,717	9,228		5,957

	$33,790	$39,038		$35,525	$37,832		$29,908

Ratio of earnings to fixed charges	1.2		(a)	1.1		(a)		(a)

(a)	Earnings were insufficient to cover fixed charges by $0.8 million, $24.2 million, and $16.0 million for the fiscal years ended December 31, 2005, December 28, 2003, and December 29, 2002, respectively.